

April 14, 2020

Arthur J. Higgins
President and Chief Executive Officer
Assertio Holdings, Inc.
100 South Sanders Rd., Suite 300
Lake Forest, IL 60045

> **Re: Assertio Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 8, 2020**
> **File No. 333-237599**

Dear Mr. Higgins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Todd J. Trattner, Esq.